CUSIP No. 17462Q107
	13D	page 1 of 6

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Final Amendment)

CITIZENS FIRST CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

17462Q107

(CUSIP Number)

C. Bradford Harris

Executive Vice President and

Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40233

(502) 499-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street

32nd Floor

Louisville, Kentucky 40202

Telephone (502) 589-5400

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 17462Q107
	13D	(page 2 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Porter Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	81,058
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	81,058
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		81,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.95%[1]
14	TYPE OF REPORTING PERSON		CO

[1]	Based on 1,968,777 shares of Citizens First Corporation (“CZFC”) common stock outstanding as of March 25, 2010, as reported on CZFC’s Annual Report on Form 10K/A filed on April 7, 2010.

CUSIP No. 17462Q107
	13D	(page 3 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Maria L. Bouvette

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	5,000
	8	SHARED VOTING POWER	81,058
	9	SOLE DISPOSITIVE POWER	5,000
	10	SHARED DISPOSITIVE POWER	81,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		86,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.19%[1]
14	TYPE OF REPORTING PERSON		IN

[1]	Based on 1,968,777 shares of CZFC common stock outstanding as of March 25, 2010, as reported on CZFC’s Annual Report on Form 10K/A filed on April 7, 2010.

CUSIP No. 17462Q107
	13D	(page 4 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. J. Chester Porter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	81,058
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	81,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		81,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.95%[1]
14	TYPE OF REPORTING PERSON		IN

[1]	Based on 1,968,777 shares of CZFC common stock outstanding as of March 25, 2010, as reported on CZFC’s Annual Report on Form 10K/A filed on April 7, 2010.

CUSIP No. 17462Q107
	13D	(page 5 of 6)

This is Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on October 16, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 filed on November 20, 2010 (“Amendment No. 1”). Amendment No. 2 amends the Schedule 13D as specifically set forth herein and constitutes an exit filing with respect to the Schedule 13D by the Reporting Persons.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 26, 2010, Porter Bancorp, Inc. (“PBIB”) terminated option agreements under which PBIB had the right to purchase 311,270 shares of Issuer common stock. The terms of and parties to the option agreements were disclosed in the Schedule 13D, as amended by Amendment No. 1.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a-b) As of April 26, 2010, the Reporting Persons may be deemed to beneficially own 81,058 shares representing 3.95% of the Issuer’s outstanding Common Stock.

PBIB has held 31,000 shares of Issuer’s common stock and 22 shares of Issuer’s Cumulative Convertible Preferred Stock (“Preferred Stock”) for more than the last 60 days. The Preferred Stock held by PBIB is currently convertible into 50,058 shares of Issuer’s common stock.

As of the date of this filing, J. Chester Porter (“Porter”) owned 34.5% of the common stock of PBIB, its sole class of voting shares, and Maria L. Bouvette (“Bouvette”) owned 30.9% of the common stock of PBIB. By virtue of aggregate ownership of 65.4% of the common stock of PBIB, Porter and Bouvette have shared voting control of PBIB and may be deemed to share voting and investment power with respect to the Common Stock beneficially owned by PBIB.

Bouvette has also owned 5,000 shares of Common Stock individually for more than the last 60 days, with sole voting and investment power.

(c)	See Items 3 and 5(a-b).

(d)	Not applicable.

(e)	April 26, 2010.

CUSIP No. 17462Q107
	13D	(page 6 of 6)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: April 26, 2010

PORTER BANCORP, INC.

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter, Chairman of the Board and General Counsel

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter

By	/S/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette